

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

December 28, 2007

Mr. Nelson Chai
Senior Vice President and Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

> RE: Form 10-K for the fiscal year ended December 29, 2006
> Forms 10-Q for the fiscal quarters ended March 30, 2007, June 29, 2007, and September 28, 2007
>
> File No. 1-7182

Dear Mr. Chai:

We have reviewed your response letter dated December 4, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like in your future filings.

Critical Accounting Policy and Estimates, page 24

Valuation of Financial Instruments, page 25

2. We have reviewed your response to prior comment 2. In a similar manner to your
    response, please disclose your use of external pricing services, which should include a
    list of the significant vendors used.

Risk Management, page 50

3. We have reviewed your response to prior comment 8. Given that your disclosures on
    page 28 of your Form 10-Q for the quarter ended September 28, 2007 indicate that
    the derivative arrangements related to your U.S. sub-prime residential mortgage-
    related and ABS CDO positions are in the form of credit default swaps and given the
    $7.9 billion of write-downs taken on U.S. sub-prime residential mortgage-related and
    ABS CDO positions during 2007, please further advise how you determined that
    disaggregated disclosures related to credit default swaps would not be appropriate.
    These disclosures should include the types of exposures that you hedge, the dollar
    amount of the exposures, the credit ratings of the counterparties involved in credit
    default swaps, the duration of the credit default swaps by type of credit rating, and the
    amount of any collateral held.

Financial Statements

Notes to the Financial Statements

Note 3. Segment and Geographic Information, page 91

4. We have reviewed your response to prior comment 17. Please provide us with all of
    the financial information provided to your CODM for each of the last three fiscal
    years as well as the interim period ended September 28, 2007. Please also tell us
    whether discrete financial information is prepared at a lower level than your current
    reportable segments and explain to us who utilizes this information and for what
    purpose. Please also provide us with the financial information you provided to your
    Board of Directors during these periods.

Note 5. Investment Securities, page 94

5. We have reviewed your response to prior comment 18. The financial information
    provided in your response indicates that the amount of earnings recorded from equity
    method investments in recent periods has been increasing as a percentage of your
    total earnings before income taxes. Please separately present earnings from equity

method investments on the face of your statements of earnings as a component of net revenues.

Note 9. Borrowings, page 105

Long-Term Borrowings

Floating Rate LYONs, page 106

6. We have reviewed your response to prior comment 19. Please tell us how you determined that the conversion feature met the criteria of paragraphs 12 through 32 of EITF 00-19 for classification as permanent equity. Please specifically address each of the criteria.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 28, 2007

General

7. Please address the comments above in your interim filings as well.

Financial Statements

Notes to the Financial Statements

Note 3. Fair Value of Financial Instruments, page 26

8. We have reviewed your response to prior comment 24. You adopted SFAS 159 as of December 30, 2006. As part of this early adoption, you elected the fair value option for certain fixed rate securities for which you previously accounted for under SFAS 115. In connection with this adoption, you also reviewed your treasury liquidity portfolio and determined that you should decrease your economic exposure to interest rate risk by eliminating long-term fixed rate assets from the portfolio. All of the fixed rate assets were subsequently sold during the first quarter of 2007. The fixed rate assets had previously been classified as available-for-sale and the unrealized losses related to such assets had been recorded in accumulated other comprehensive income. As a result of the adoption of SFAS 159, the loss related to these assets was removed from accumulated other comprehensive income and a loss of approximately $172 million, net of tax, related to these assets, was recorded as a cumulative-effect adjustment to beginning retained earnings. Given that it appears you would have recorded a loss to your statements of earnings if you had not early adopted SFAS 159, please help us understand your basis for electing the fair value option in light of your intention to eliminate these fixed rate assets from your portfolio. For each security or

related group of securities, please tell us the carrying value, the fair value as of the date of adopting SFAS 159, and the fair value on the date of sale.

U.S. Sub-Prime Residential Mortgage-Related and ABS CDO Activities, page 29

9. You disclosed additional off-balance sheet exposures on derivative positions with notional amounts of $13.6 billion and additional off-balance sheet exposures on loan commitments of $0.6 billion. Please disclose in a comprehensive manner the nature of these off-balance sheet arrangements, what your maximum exposure to loss is under these off-balance arrangements, the credit ratings of the relevant counterparties under these arrangements, and any other material disclosures that are relevant to an investor to assess your sub-prime exposures.

Management's Discussion and Analysis

U.S. Sub-Prime Residential Mortgage-Related and ABS CDO Activities, page 73

10. We have reviewed your response to comment 6 and the additional disclosures provided. It does not appear that all items included in our prior comment were addressed in the additional disclosures provided. Please specifically address each of the items listed below. For any items that you believe you have disclosed the requested information, please tell us specifically where the disclosures are located or tell us why they are not applicable. Otherwise, please provide us with the requested information.
- Provide us with your risk management philosophy as it specifically relates to sub-prime loans. Please address:
  o Your origination policies;
  o The purchase and securitization of loans, and;
  o Loans, commitments and investments in sub-prime lenders.
- Quantify your portfolio of sub-prime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for sub-prime definition, in other words, subject to payment increase, high LTV ratio, interest only, negative amortizing, and so on.
- Quantify the following regarding sub-prime residential mortgages. Explain how you define each category;
  o Non-performing loans;
  o Non-accrual loans;
  o The allowance for loan losses, and;
  o The most recent provision for loan losses.
- Quantify the principal amount and nature of any retained securitized interests in sub-prime residential mortgages.
- Quantify the current delinquencies in retained securitized sub-prime residential mortgages.

- Quantify any write-offs/impairments related to retained interests in sub-prime residential mortgages.
- Please address all involvement with special purpose entities and variable interest entities and quantify the sub-prime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.
- Quantify and describe any and all potential repurchase commitments you have regarding sub-prime residential mortgages.
- Quantify and describe any loans to, commitments in, or investments in sub-prime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.
- Quantify your revenues from involvement in sub-prime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable. Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period, if practicable.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your remaining exposure to sub-prime lending, is remote, please explain. If you believe that a material adverse impact resulting from your remaining exposure is reasonably possible, please tell us what disclosures you may consider in order to provide a clearer understanding of this remaining exposure.

11. On page 75, you disclose that you had U.S. sub-prime residential mortgage-related net exposures of $8.8 billion as of June 29, 2007. This net exposure decreased to $5.6 billion as of September 28, 2007 primarily due to a $2.0 billion net decrease in other net changes in net exposures. Your note to this column states that this $2.0 billion amount represents purchases, sales, hedges, paydowns, as well as changes in loan commitments and related funding. Please tell us what consideration you gave to quantifying each of these items included in the this column as well as providing additional disclosures related to the hedging instruments. Specifically, please tell us what consideration you gave to disclosing the dollar amounts of the hedges, the respective credit ratings of the counterparties involved in the hedges, the types of hedges, the duration of the hedges by type of credit rating and the amount of any collateral held. Please disclose the existence of any concentrations of credit risk with financial guarantors or other financial institutions that are counterparties to your hedges as required by paragraph 15A of SFAS 107.

12. Please tell us what consideration you gave to presenting your gross exposures to U.S. sub-prime residential mortgage-related positions in addition to your current presentation of net exposures. For example, an additional table could reconcile from

your gross exposures to your net U.S. sub-prime residential mortgage-related exposures, with corresponding explanations for the significant reconciling items.

13. You disclose on page 76 that you had total CDO-related net exposures of $33.9 billion as of June 29, 2007. This net exposure decreased to $15.8 billion as of September 28, 2007 primarily due to an $11.2 billion net decrease in other net changes in net exposures. You disclosed that this primarily consists of hedging activity such as entering into credit default swaps that are matched to specific CDO securities. Please tell us what consideration you gave to disclosing the dollar amounts of the credit default swaps, the respective credit ratings of the counterparties involved in the credit default swaps, the duration of the credit default swaps by type of credit rating, and the amount of any collateral held. Please also disclose the existence of any concentrations of credit risk with financial guarantors or other financial institutions that are counterparties to your hedges as required by paragraph 15A of SFAS 107.

14. Please tell us what consideration you gave to presenting your gross exposures to CDO positions in addition to your current presentation of net exposures. For example, an additional table could reconcile from your gross exposures to your net CDO exposures, with corresponding explanations for the significant reconciling items.
.
15. You disclose on page 31 that you have residential and commercial real estate loans held for sale of $4.8 billion in the United Kingdom. Please expand your disclosure to address risks and exposures to sub-prime residential mortgage-related and ABS CDO positions in this market in a similar manner to your discussion of the U.S. market.

Fixed Income, Currencies and Commodities (FICC), page 79

16. Please expand your disclosure to address the specific facts and circumstances in the third quarter of 2007 that led you to determine that this was the appropriate period in which to record the $7.9 billion of write-downs on the U.S. sub-prime residential mortgage-related and ABS CDO positions. Please specifically address any new information that became available during the quarter or significant changes in the market conditions during this quarter.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief